Exhibit 99.1

April 14, 2025	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ORLA MINING LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 09, 2025
Record Date for Voting (if applicable) :	May 09, 2025
Beneficial Ownership Determination Date :	May 09, 2025
Meeting Date :	June 24, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	68634K106	CA68634K1066

Sincerely,

Computershare
Agent for ORLA MINING LTD.